SNR Denton US LLP 101 JFK Parkway Short Hills, NJ 07078-2708 USA	Roland S. Chase Partner roland.chase@snrdenton.com D +1 973 912 7179 T +1 973 912 7100 F +1 973 912 7199 snrdenton.com

April 24, 2012

Justin Dobbie, Esq. Legal Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549-3010

Re:	ADMA Biologics, Inc. Amendment No. 1 to Form 8-K Filed March 29, 2012 File No. 000-52120

Dear Mr. Dobbie:

By letter dated April 12, 2012 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on Amendment No. 1 to Form 8-K (as so amended, the “Form 8-K”) filed by our client, ADMA Biologics, Inc. (the “Company”). The Company has revised the Form 8-K to reflect its responses to the SEC Letter in an amendment (the “Amendment”), which is filed with the Commission concurrently herewith.

In order to facilitate your review, this letter responds, on behalf of the Company, to each of the comments set forth in the SEC Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the SEC Letter.

Our Strategy, page 14

1.
We note your response to our prior comment 8.  Please revise the bulleted discussion “Develop and commercialize RI-001 as a treatment for PIDD” to state when you expect to generate revenue from the commercialization of RI-001 as a treatment for PIDD.

RESPONSE:  The Company respectfully advises the Staff that it is unable to predict with reasonable certainty when it will generate revenues from the commercialization of RI-001.  It has  revised the disclosure on pages 15, 48 and F-7 of the Amendment to include such statement along with disclosure on the uncertainty surrounding the amount of additional financing required prior to revenue generation.

U.S. Securities and Exchange Commission April 24, 2012 Page 2

2.
Please revise the statement on page 15 that “ADMA plans to sell normal source plasma to buyers in the open market” to state, if true, that you are already selling normal source plasma.  We note on page 45 that you recorded revenue during the most recently completed fiscal year “from the sale of blood plasma collected in [your] Georgia-based blood plasma collection center.”

RESPONSE: The Company has revised the disclosure on page 15 of the Amendment to provide the requested statement.

3.
Please revise the discussion on the bottom of page 15 to clarify whether additional FDA licensing, local approvals, and federal and state inspections will be required to open new ADMA BioCenters locations.

RESPONSE: The Company has revised the disclosure on page 15 of the Amendment to provide the requested statement.

Our Product Candidate, page 16

4.
We note your response to our prior comment 11.  We note the statement that you believe RI-001 will be clearly differentiated from currently marketed IGIV products in part because of “the manufacturing processes [the company] intends to employ.”  We also note the statement on page 18 that “Biotest does not have access to [y]our trade secrets during the manufacturing of RI-001.”  In light of this please revise to clarify how the manufacturing process will differentiate RI-001.  To the extent the manufacturing process to which you refer is Biotest’s rather than yours, please revise accordingly.

RESPONSE: The Company has revised the disclosure on page 16 of the Amendment to provide the requested clarification.

Manufacturing and Supply, page 18

5.
Please refer to the second-to-last paragraph on page 18.  Please revise to clarify what you are referring to by “ADMA’s contract laboratories.”  Revise to clarify, if true, that this is not a reference to Biotest.

RESPONSE: The Company has revised the disclosure on page 18 of the Amendment to provide the requested clarification.

Certain Relationships and Related Party Transactions, page 59

6.	Please revise to clarify the reference to “Item 404(c)(iii)” on page 61 as it is unclear to us to what you are referring.

RESPONSE: The Company has revised the disclosure on page 61 of the Amendment to provide the requested clarification.

U.S. Securities and Exchange Commission April 24, 2012 Page 3

Exhibit 99.1 to Form 8-K/A filed March 29, 2012

7.
Refer to our previous comment 22.  Please tell us how your auditor was able to come to the conclusion that a going concern paragraph was not necessary in their opinion issued on your December 31, 2011 audited financial statements.  Specifically address, in expanded detail, your history of losses from operations, your cash flow burn rate, your disclosure on page F-7 that you have experienced net losses and negative cash flows from operations since inception and the fact that you expect these conditions to continue for the foreseeable future.  In addition, address the fact that you will not be able to generate revenues from RI-001 until after FDA approval which may not occur, and that you will need to secure additional funding prior to the third quarter of 2013 to continue development and operations.

RESPONSE:  The Company respectfully advises the Staff that its private placement of securities in February 2012 provided the Company with approximately $15.2 million in net cash proceeds.  As discussed in Note 1 (page F-7) to the Company’s 2011 consolidated financial statements, the Company expects such proceeds, along with its projected revenue, to provide sufficient cash flow to fund its operations through the third quarter of 2013.  Its cash used in operating activities was $4.8 million in 2010 and $1.4 million in 2011; accordingly, the Company believes that, based on historical cash flows and its projections, it will have adequate cash flow beyond one year from the date of the financial statements.

8.
In this regard, consideration should be given to including an explanatory paragraph that discloses the substantive reasons why the going-concern explanatory paragraph has been eliminated from the reissued report for December 31, 2010 by analogy to AU Section 508.69.

RESPONSE:  The Company respectfully advises the Staff that in Note 1 to the Company’s 2011 consolidated financial statements, it discloses the following matters relating to its liquidity:

•	The Company has incurred net losses and negative cash flows from operations since inception - conditions that are expected to continue for the foreseeable future.

•	The Company has needed to raise capital to sustain operations.

•	The Company’s cash balances at December 31, 2011 were minimal.

•	In February 2012, the Company raised gross proceeds of $17.5 million in a private placement of securities (discussed in detail in Note 12 (page F-20)).

•	The Company expects to be able to fund operations into the third quarter of 2013.

•
If estimates about revenues and expenses prove to be wrong, the Company may have to raise additional capital sooner than anticipated and no assurance can be given that additional financing will be available to the Company.

The Company believes that the disclosure in Note 1 to the consolidated financial statements is robust, clearly discloses the Company’s current financial position, and explains by reference to the proceeds from the private placement why the 2010 “going concern” explanatory paragraph was not repeated in the March 29, 2011 audit report.  The Company respectfully advises the Staff that it does not believe it would be appropriate for management to disclose why it believes the auditors removed the “going concern” explanatory paragraph, as per your suggestion to analogize to AU Section 508.69.

U.S. Securities and Exchange Commission April 24, 2012 Page 4

Summary of Significant Accounting Policies

Inventories, page F-7, and

Revenue Recognition, page F-8

9.
Please revise both of these policies to distinguish between your treatment of the different types of plasma inventories you hold and sell as part of operations, and those you hold for use in research and development.  Ensure consistency with your responses to our previous comments 29 and 30.

RESPONSE: The Company has added the requested disclosure to pages F-7 and F-8 of the Amendment.

10.
As a related matter, please revise your discussion of research and development expenses on page 46 of the Form 8-K to specifically state, if true, that the plasma sold is not plasma collected at the Plasma center.

RESPONSE: The Company has added the requested disclosure to page 46 of the Amendment.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (973) 912-7179 or Jeffrey A. Baumel at (973) 912-7189.

Sincerely,

/s/ Roland S. Chase

Roland S. Chase

Enclosures